UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-13221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(k) STOCK PURCHASE PLAN

FOR EMPLOYEES OF CULLEN/FROST

BANKERS, INC. AND ITS AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULLEN/FROST BANKERS, INC.

100 W. Houston Street

San Antonio, TX 78205

Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Financial Statements

and Supplemental Schedule

As of December 31, 2012 and 2011 and for the year ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Antonio, Texas

June 21, 2013

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Participant-directed investments, at fair value	$382,861,284	$344,999,577
Receivables:
Employer contributions	230,040	590,392
Participant contributions	—	468,086
Notes receivable from participants	12,544,675	12,641,459

Net assets available for benefits	$395,635,999	$358,699,514

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions:
Interest income on notes receivable from participants	$451,854
Dividend income on investments	10,319,111
Net appreciation in fair value of investments	18,512,754
Contributions:
Employer—cash	10,841,863
Participant	15,201,873
Participant roll-overs	2,135,061

Total additions	57,462,516
Deductions:
Benefits paid to participants	20,446,331
Administrative fees	79,700

Total deductions	20,526,031

Net change	36,936,485
Net assets available for benefits:
Beginning of year	358,699,514

End of year	$395,635,999

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements

December 31, 2012 and 2011

1. Significant Accounting Policies

Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Plan) are maintained on the accrual basis of accounting.

New Accounting Standards. Accounting Standards Update (ASU) No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amended Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 became effective on January 1, 2012 and did not have a significant impact on the Plan’s financial statements.

Investments. The Plan’s investments are composed of common stock of Cullen/Frost Bankers, Inc. (CFBI) and mutual funds. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Changes in fair value and gains and losses on the sale of investment securities are reflected in the statements of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments.

Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Notes Receivable from Participants. Notes receivable from participants are reported at the unpaid principal balance plus accrued interest on the loan. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses. Certain administrative expenses of the Plan are paid by CFBI.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following is a general description of the Plan. Participants should refer to the online summary of the plan for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and covers full-time employees who complete 90 consecutive days of service and part-time employees who complete 90 consecutive days of service and are scheduled to work more than 1,000 hours in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions and Investment Options. Participants may contribute an amount not less than 2% and not exceeding 50% of their compensation, limited by 401(k) regulations, and may direct investments of their accounts into various investment options offered by the Plan. Participants are able to invest their contributions in these funds in 1% increments. Participants must contribute to the Plan to receive a CFBI matching contribution. CFBI matches 100% of each participant’s contributions up to 6% of each participant’s annual compensation. The match is initially invested in the common stock of CFBI. Each participant may elect to direct the investment of the matching contributions into other allowed investment options by electing to make investment transfers after the CFBI common stock contributions are allocated to the participant’s account.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) CFBI’s contributions and (b) plan earnings and charged with applicable expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting. Participants are immediately vested in all contributions (both those made by the participant and by CFBI) plus actual earnings thereon.

Participant Loans and Withdrawals. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous twelve months, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semimonthly payroll deductions. Subject to Internal Revenue Service (IRS) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need.

Payment of Benefits. In the event of termination of employment, disability, retirement or death, the participant’s account will be distributed to the participant or the participant’s beneficiary, in the event of death, according to plan terms. The payment shall equal the amount of the participant’s vested account in the Plan. Terminated participants are required to take a distribution upon reaching the age of 65. Active participants have the option at age 70 1/2 as to whether or not they wish to begin minimum required distributions.

Plan Termination. Although it has not expressed any present intent to do so, CFBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits as reported in the accompanying financial statements to net assets as reported in the Plan’s Form 5500 as of December 31, 2012 and 2011:

	December 31,
	2012	2011
Net assets available for benefits	$395,635,999	$358,699,514
Employer contributions receivable	(230,040)	(590,392)
Participant contributions receivable	—	(468,086)

Net assets as reported on Form 5500	$395,405,959	$357,641,036

The following is a reconciliation of net increase in net assets available for benefits as reported in the accompanying financial statements to net income as reported in the Plan’s annual report Form 5500 for the year ended December 31, 2012:

Net increase in net assets available for benefits	$36,936,485
Less: Employer contributions receivable at December 31, 2012	(230,040)
Plus: Employer contributions receivable at December 31, 2011	590,392
Participant contributions receivable at December 31, 2011	468,086

Net income as reported on Form 5500	$37,764,923

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 24, 2012, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5. Investments

The following presents individual investments that represent 5% or more of the Plan’s net assets at year end:

	December 31,
	2012	2011
Cullen/Frost Bankers, Inc. common stock	$186,404,968	$177,522,040
AIM STIT Liquid Assets Fund	26,703,728	25,381,892

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2012, as follows:

Mutual funds	13,987,072
Common stock	4,525,682

$18,512,754

6. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Accordingly, transactions conducted by the Trustee/custodian, Reliance Trust Company; the record-keeper, The Hartford Retirement Services, LLC (Hartford), and CFBI and its Affiliates, qualify as party-in-interest transactions.

In 2013, Massachusetts Mutual Life Insurance Company acquired Hartford and assumed responsibilities as record-keeper for the Plan.

Plan assets are held and managed by the Trustee and the Plan administrator. The Trustee invests cash received, interest and dividend income as directed by the participants of the Plan. The Plan administrator also makes distributions to participants.

Certain administrative functions are performed by employees of CFBI or its Affiliates; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by CFBI.

7. Risks and Uncertainties

The Plan provides for various investments in common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

8. Fair Value Measurements

ASC Topic 820, “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under ASC Topic 820 are described below. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value, based on a quoted market price, of shares held by the Plan at year end.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below summarizes Plan investments measured at fair value as of December 31, 2012 and 2011. All of Plan’s investments were measured at fair value utilizing Level 1 valuation inputs at both December 31, 2012 and 2011.

	December 31, 2012	December 31, 2011
Common stock	$186,404,968	$177,522,040
Mutual funds:
Equity Funds:
Aggressive allocation	4,592,687	3,886,276
Conservative allocation	7,606,764	3,284,652
Foreign large blend	15,154,426	13,697,302
Large blend	11,505,871	8,752,104
Large growth	25,849,245	22,804,132
Large value	16,891,956	15,612,600
Mid-cap growth	6,500,517	5,787,630
Mid-cap value	8,981,696	8,067,530
Moderate allocation	20,128,203	18,502,247
Real estate	4,895,054	2,967,415
Small growth	6,704,009	6,361,103
Small value	1,916,185	1,571,396
Fixed Income:
Inflation protected bond	8,022,918	4,912,043
Intermediate term bond	17,967,405	13,297,172
Short term bond	7,827,029	7,196,781
Money Market Funds	31,912,351	30,777,154

	$382,861,284	$344,999,577

Supplemental Schedule

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

EIN: 74-1751768 Plan No.: 003

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Date	Current Value
Common Stock
*Cullen/Frost Bankers, Inc.	3,434,770 shares	$186,404,968
Mutual Funds
AIM STIT Liquid Assets Fund	26,703,728 shares	26,703,728
AIM STIT Treasury Fund	5,208,623 shares	5,208,623
American Funds AMCAP Fund	501,700 shares	10,881,870
American Balanced Fund	535,738 shares	10,929,054
Goldman Sachs Mid Cap Value Fund	230,123 shares	8,981,696
Invesco Real Estate Fund	200,453 shares	4,895,054
MFS Value Fund	305,433 shares	7,721,334
MFS Conservative Asset Allocation Fund	403,505 shares	5,439,247
MFS Growth Allocation Fund	306,179 shares	4,592,687
MFS Moderate Allocation Fund	637,944 shares	9,199,148
PIMCO Real Return Fund	653,865 shares	8,022,918
T Rowe Price Mid Cap Growth Adv Fund	117,508 shares	6,500,517
Vanguard 500 Index Signal	106,025 shares	11,505,871
Victory Small Company Opportunity Funds	59,325 shares	1,916,185
*Frost Core Growth Equity Fund	1,379,482 shares	14,967,375
*Frost Dividend Value Equity Fund	548,246 shares	4,956,143
*Frost Small Cap Equity Fund	794,314 shares	6,704,009
*Frost International Equity Fund	1,731,934 shares	15,154,426
*Frost Kemper Multi Cap Deep Value Fund	468,275 shares	4,214,479
*Frost Low Duration Bond Fund	739,795 shares	7,827,029
*Frost Strategic Balanced Fund	200,140 shares	2,167,517
*Frost Total Return Bond Fund	1,654,457 shares	17,967,406

		196,456,316

Total investments		$382,861,284

*Participant Loans	Interest rates ranging from 3.25% to 8.75%; varying maturity dates	12,544,675

*	Denotes party-in-interest

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates

Date: June 21, 2013	By:	/s/ Emily Skillman
Plan Administrator, Plan Chief Executive Officer and Plan Chief Financial Officer (Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification